Mail Stop 0610							February 28, 2006

Hoi-ho Kui
Chief Executive Officer
Golden Health Holdings, Inc.
Unit 979, 9/F, HITEC
1 Trademark Drive
Kowloon Bay, Hong Kong

Re:	Golden Health Holdings, Inc.
	Preliminary Information Statement on Schedule 14C
      Filed February 21, 2006
	File No. 0-25845

Dear Mr. Kui:

      We have conducted a limited review of your filing solely with respect to your intended use of newly authorized common and preferred stock and the need to include audited financial statements and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 2 -  Amendments to the articles of incorporation, page 5

1. We note you have nearly 162 million shares of common stock issued and outstanding, however you only have 100 million shares of authorized common stock. Please expand the discussion to indicate how this circumstance occurred and provide a detailed discussion concerning the legal ramifications of the unauthorized issuances of common stock. We may have additional comments.

2. Please expand the discussion concerning the proposed increase in the number of authorized shares of common and preferred stock to indicate whether you have any
Mr. Hoi-ho Kui
Golden Health Holdings, Inc.
February 28, 2006
Page 2

plans, arrangements, agreements or understandings with respect to the issuance of the newly authorized shares of common and preferred stock, respectively.

Annual Report, page 8

3. Please note that in connection with this information statement, shareholders must be provided an annual report containing audited financial statements and an auditor`s report.

******

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Hoi-ho Kui
Golden Health Holdings, Inc.
February 28, 2006
Page 3


	Please contact John L. Krug, Senior Counsel, at (202) 942-
2979,
or me at (202) 942-1840 with any other questions.


Sincerely,


Jeffrey Riedler
Assistant Director











cc: Lynne Bolduc, Esquire
      Registered Agent Solutions, Inc.